July 25, 2023

VIA EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:Request for Qualification for:

TV Channels Network, Inc.

Regulation A Offering Statement on Form 1-A

File No. 024-12290

Attention: Division of Corporate Finance

TV Channels Network, Inc. (“Company”) hereby respectfully requests qualification of the above-referenced Offering Statement to 1:00 p.m. EST on Thursday, July 27, 2023, or as soon as possible thereafter. Please send a copy of the written order from the Securities & Exchange Commission (the “Commission”) verifying the qualified time and date of the Offering Statement to our legal counsel, at 2401 Nowata Pl, Suite A, Bartlesville, OK 74006, Attention: Jacob Heskett

On behalf of the Company, we hereby acknowledge the following:

1.Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact our legal counsel, Jacob Heskett at (918) 336-1773 or at jacob@hesklaw.com.

Sincerely,

TV Channels Network, Inc.

By: /s/ Darryl Payne

Name: Darryl Payne

Title: CEO…TV Channels Network, Inc.